UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)

SUMMA INDUSTRIES
(Name of Subject Company)

SUMMA INDUSTRIES
(Name of Person Filing Statement)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

86562T105
(CUSIP Number of Class of Securities)

Trygve M. Thoresen
Vice President and General Counsel
Summa Industries
One Park Plaza, Suite 600
Irvine, California 92614
949-852-7315
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with copies to:

Jon W. Newby	C. Thomas Hopkins
Sheppard, Mullin, Richter & Hampton LLP	Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars, Suite 1600	800 Anacapa Street
Los Angeles, CA 90067	Santa Barbara, CA 93101
(310) 228-3700	(805) 568-1151

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D–9 originally filed by Summa Industries, a Delaware corporation (“Summa”), with the Securities and Exchange Commission on September 8, 2006, and amended by Amendment No. 1 thereto filed by Summa with the Securities and Exchange Commission on September 26, 2006 (as so amended, the “Schedule 14D–9”).  The Schedule 14D-9 relates to an offer by Habasit Holding USA, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Habasit Holding AG, a company formed under the laws of Switzerland (“Habasit”), to purchase all the outstanding shares of common stock, $.001 par value (the “Shares”), of Summa.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Purchaser and Habasit with the Securities and Exchange Commission on September 8, 2006.  The Offer to Purchase and the Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule TO, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule 14D-9.

This Amendment makes certain changes to Items 8 and 9 of the Schedule 14D-9 and should be read in conjunction with the Schedule 14D-9.

On October 10, 2006, Summa and Habasit issued a joint press release, a copy of which is attached hereto as Exhibit (a)(5) and incorporated herein by reference, announcing completion of the Offer.

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9, titled “Additional Information,” is hereby amended or supplemented by adding the following section at the end of the item:

“The Offer.

The Offer expired at 12:00 midnight, New York City time, on Friday, October 6, 2006.  Based on information provided by U.S. Stock Transfer Corporation, the depositary for the Offer (the “Depositary”), upon the expiration of the Offer a total of 3,680,631 Shares (including approximately 23,091 Shares subject to guarantees of delivery), representing approximately 92.5% of the outstanding Shares, had been validly tendered and not withdrawn pursuant to the Offer.  Accordingly, on October 9, 2006, Purchaser accepted for payment all Shares validly tendered and not withdrawn in the Offer, and notified the Depositary that it will promptly pay the offer price of $15.00 net per Share in cash, without interest, to all stockholders whose Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer on October 6, 2006, and in the case of Shares tendered by guaranteed delivery procedures, will pay promptly after timely delivery of such Shares and required documentation.”

Item 9.  Material to be Filed as Exhibits

Item 9 of the Schedule 14D-9, titled “Material to Filed as Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit
Number	Description

(a)(5)*	Press release issued by Summa Industries and Habasit Holding AG on October 10, 2006.

*Filed herewith

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

Date: October 10, 2006

SUMMA INDUSTRIES

By	/s/ James R. Swartwout
James R. Swartwout Chairman, President,
Chief Executive Officer and Chief Financial Officer

S-1

EXHIBIT INDEX

The following exhibits are filed with this Schedule 14D–9:

Exhibit No.	Description
(a)(1)

Section 12 of the Offer to Purchase of Purchaser, dated September 8, 2006 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Habasit Holding AG and Habasit Holding USA, Inc. with the Securities and Exchange Commission on September 8, 2006).

(a)(2)	Letter to the stockholders of Summa Industries, dated September 8, 2006.*

(a)(3)	Letter to participants in the Summa Industries 401(k) Savings & Retirement Plan, dated September 8, 2006.*

(a)(4)

Press release issued by Summa Industries and Habasit Holding AG on September 1, 2006 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Summa with the Securities and Exchange Commission on September 1, 2006).

(a)(5)	Press release issued by Summa Industries and Habasit Holding AG on October 10, 2006.**

(e)(1)

Agreement and Plan of Merger, dated as of August 31, 2006, by and among Summa Industries, Habasit Holding AG and Habasit Holding USA, Inc.(incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 1, 2006).

(e)(2)

Stockholder Tender Agreement, dated as of August 31, 2006, by and between Habasit Holding AG and James R. Swartwout (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 1, 2006).

(e)(3)

Confidentiality Agreement, dated as of December 21, 2004, by and between Summa Industries, KVP Holdings, Inc., KVP Falcon Plastic Belting, Inc. and Habasit Belting, Inc. (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Habasit Holding AG and Habasit Holding USA, Inc. with the Securities and Exchange Commission on September 1, 2006).

(e)(4)

Employment Agreement, dated as of August 31, 2006, by and between Habasit Holding USA, Inc., and James R. Swartwout (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 7, 2006).

(e)(5)

Amended and Restated Employment Agreement, dated as of August 31, 2006, by and between Habasit Holding USA, Inc., and Trygve M. Thoresen (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 7, 2006).

(e)(6)	Opinion of Duff & Phelps, LLC, dated August 31, 2006 (included as Schedule I hereto).*

(e)(7)	Information Statement of Summa Industries, dated September 8, 2006 (included as Schedule II hereto).*

*                 Included with the Schedule 14D-9 mailed to the stockholders of Summa.

**          Filed herewith.  All other exhibits previously filed.